FINANCIAL SUMMARY

(All financial information has been prepared in accordance with IFRS Accounting Standards)

FY2026 Semi-Annual

(April 1, 2025 through September 30, 2025)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2026 Semi-Annual Consolidated Financial Results

(All financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

November 5, 2025

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of semi-annual securities report	:	November 13, 2025
Payment date of cash dividends	:	November 26, 2025
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2026 First Half (April 1, 2025 through September 30, 2025)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2026 first half	24,630,753	5.8	2,005,692	-18.6	2,478,127	-9.3	1,845,135	-1.1	1,773,426	-7.0	2,348,135	45.5
FY2025 first half	23,282,450	5.9	2,464,217	-3.7	2,732,069	-22.4	1,865,651	-29.5	1,907,113	-26.4	1,614,391	-62.0

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2026 first half	136.07	136.07
FY2025 first half	142.15	142.15

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2026 first half	97,574,878	38,456,954	37,492,119	38.4
FY2025	93,601,350	36,878,913	35,924,826	38.4

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2025	—	40.00	—	50.00	90.00
FY2026	—	45.00
FY2026 (forecast)			—	50.00	95.00

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2026 (April 1, 2025 through March 31, 2026)

	(% of change from FY2025)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	49,000,000	2.0	3,400,000	-29.1	4,180,000	-34.8	2,930,000	-38.5	224.81

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Significant changes in the scope of consolidation during the period: none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2026 first half 15,794,987,460 shares, FY2025 15,794,987,460 shares

(ii)	Number of treasury stock at the end of each period:
FY2026 first half 2,761,598,241 shares, FY2025 2,746,057,686 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2026 first half 13,033,161,110 shares, FY2025 first half 13,416,064,614 shares

(Note)

Toyota Motor Corporation has adopted a share-based compensation plan using a Stock-Granting Employee Stock Ownership Plan (ESOP) Trust. Toyota Motor Corporation shares held by the Trust are included in both the number of shares of treasury stock at the end of the fiscal period, as well as the shares of treasury stock to be deducted when calculating the average number of shares during the period.

These semi-annual consolidated financial results are not subject to certified public accountant’s or audit firm’s review.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

With respect to (vi) above, the forecast of consolidated financial results for the fiscal year ending March 31, 2026 announced today reflects an 1,450.0 billion yen estimated full fiscal year negative impact on operating income due to U.S. tariffs. The negative impact of U.S. tariffs on consolidated operating income for the first half of FY2026 was 900.0 billion yen.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

Supplemental Material for Financial Results for FY2026 First Half

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2026 First Half

Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 227 thousand units, or 5.0%, to 4,783 thousand units in FY2026 first half (the first half ended September 30, 2025) compared with FY2025 first half (the first half ended September 30, 2024). Vehicle unit sales in Japan increased by 31 thousand units, or 3.3%, to 970 thousand units in FY2026 first half compared with FY2025 first half. Overseas vehicle unit sales increased by 196 thousand units, or 5.4%, to 3,813 thousand units in FY2026 first half compared with FY2025 first half.

The results of operations for FY2026 first half were as follows:

Sales revenues	24,630.7 billion yen	(an increase of 1,348.3 billion yen or 5.8% compared with FY2025 first half)

Operating income	2,005.6 billion yen	(a decrease of 458.5 billion yen or 18.6% compared with FY2025 first half)

Income before income taxes	2,478.1 billion yen	(a decrease of 253.9 billion yen or 9.3% compared with FY2025 first half)

Net income attributable to Toyota Motor Corporation	1,773.4 billion yen	(a decrease of 133.6 billion yen or 7.0% compared with FY2025 first half)

The changes in operating income were as follows:

Marketing efforts	an increase of 645.0 billion yen

Effects of changes in exchange rates	a decrease of 390.0 billion yen

Cost reduction efforts	a decrease of 70.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 1,075.0 billion yen

Other	an increase of 431.5 billion yen

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 1,008.3 billion yen, or 4.8%, to 22,100.5 billion yen in FY2026 first half compared with FY2025 first half. However, operating income decreased by 582.2 billion yen, or 28.2%, to 1,485.4 billion yen in FY2026 first half compared with FY2025 first half. The decrease in operating income was mainly due to the increase in expenses and others.

(2) Financial services:

Sales revenues for the financial services operations increased by 287.3 billion yen, or 14.1%, to 2,330.3 billion yen in FY2026 first half compared with FY2025 first half, and operating income increased by 117.9 billion yen, or 35.5%, to 450.4 billion yen in FY2026 first half compared with FY2025 first half. The increase in operating income was mainly due to increase in valuation gains on interest rate swaps in sales finance subsidiaries in the United States.

(3) All other:

Sales revenues for all other businesses increased by 82.5 billion yen, or 12.6%, to 735.8 billion yen in FY2026 first half compared with FY2025 first half. However, operating income decreased by 5.2 billion yen, or 7.0%, to 68.8 billion yen in FY2026 first half compared with FY2025 first half.

Geographic Information

(1) Japan:

Sales revenues in Japan decreased by 28.1 billion yen, or 0.3%, to 10,513.2 billion yen in FY2026 first half compared with FY2025 first half, and operating income decreased by 405.2 billion yen, or 26.6%, to 1,117.1 billion yen in FY2026 first half compared with FY2025 first half. The decrease in operating income was mainly due to the increase in expenses and others.

(2) North America:

Sales revenues in North America increased by 943.1 billion yen, or 9.9%, to 10,468.5 billion yen in FY2026 first half compared with FY2025 first half. However, operating income decreased by 181.6 billion yen to an operating loss of 67.8 billion yen in FY2026 first half compared with FY2025 first half. The decrease in operating income was mainly due to the increase in expenses and others.

(3) Europe:

Sales revenues in Europe increased by 257.3 billion yen, or 8.9%, to 3,146.5 billion yen in FY2026 first half compared with FY2025 first half. However, operating income decreased by 15.2 billion yen, or 7.0%, to 200.7 billion yen in FY2026 first half compared with FY2025 first half. The decrease in operating income was mainly due to the effects of marketing activities.

(4) Asia:

Sales revenues in Asia decreased by 18.5 billion yen, or 0.4%, to 4,451.5 billion yen in FY2026 first half compared with FY2025 first half, and operating income decreased by 46.1 billion yen, or 9.4%, to 444.2 billion yen in FY2026 first half compared with FY2025 first half. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 206.7 billion yen, or 9.7%, to 2,327.2 billion yen in FY2026 first half compared with FY2025 first half, and operating income increased by 61.3 billion yen, or 43.6%, to 201.9 billion yen in FY2026 first half compared with FY2025 first half. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

2. Consolidated Financial Position for FY2026 First Half

Financial Position

The financial position for FY2026 first half was as follows:

Total assets increased by 3,973.5 billion yen, or 4.2%, to 97,574.8 billion yen at the end of FY2026 first half compared with the end of FY2025. Liabilities increased by 2,395.4 billion yen, or 4.2%, to 59,117.9 billion yen at the end of FY2026 first half compared with the end of FY2025. Shareholders’ equity increased by 1,578.0 billion yen, or 4.3%, to 38,456.9 billion yen at the end of FY2026 first half compared with the end of FY2025.

Overview of Cash Flow

Cash and cash equivalents decreased by 869.4 billion yen, or 9.7%, to 8,112.9 billion yen at the end of FY2026 first half compared with the end of FY2025.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 2,944.6 billion yen for FY2026 first half. Net cash provided by operating activities increased by 1,127.4 billion yen from 1,817.1 billion yen for FY2025 first half.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 3,517.5 billion yen for FY2026 first half. Net cash used in investing activities increased by 431.7 billion yen from 3,085.7 billion yen for FY2025 first half.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 362.0 billion yen for FY2026 first half. Net cash used in financing activities increased by 72.3 billion yen from 289.7 billion yen for FY2025 first half.

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

Unaudited Condensed Semi-Annual Consolidated Financial Statements

1. Unaudited Condensed Semi-Annual Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2025	September 30, 2025
Assets
Current assets
Cash and cash equivalents	8,982,404	8,112,922
Trade accounts and other receivables	3,679,722	3,801,122
Receivables related to financial services	11,453,249	11,910,921
Other financial assets	6,935,759	8,805,350
Inventories	4,598,232	4,821,814
Income tax receivable	216,528	227,836
Other current assets	1,212,783	1,262,757

Total current assets	37,078,676	38,942,722

Non-current assets
Investments accounted for using the equity method	5,798,051	5,777,572
Receivables related to financial services	22,171,786	23,199,276
Other financial assets	9,882,841	10,148,449
Property, plant and equipment
Land	1,428,122	1,491,464
Buildings	6,170,063	6,467,191
Machinery and equipment	16,621,243	17,153,009
Vehicles and equipment on operating leases	8,051,945	8,647,282
Construction in progress	1,596,145	1,445,899

Total property, plant and equipment, at cost	33,867,518	35,204,845

Less - Accumulated depreciation and impairment losses	(18,533,826)	(19,174,977)

Total property, plant and equipment, net	15,333,693	16,029,868

Right of use assets	583,068	663,542
Intangible assets	1,363,266	1,367,271
Deferred tax assets	517,869	536,739
Other non-current assets	872,101	909,439

Total non-current assets	56,522,674	58,632,156

Total assets	93,601,350	97,574,878

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

	Yen in millions
	March 31, 2025	September 30, 2025
Liabilities
Current liabilities
Trade accounts and other payables	5,527,347	5,764,146
Short-term and current portion of long-term debt	15,829,516	16,235,532
Accrued expenses	1,827,933	1,857,933
Other financial liabilities	1,869,117	2,677,163
Income taxes payable	505,500	574,797
Liabilities for quality assurance	1,965,748	1,998,031
Other current liabilities	1,909,059	1,923,591

Total current liabilities	29,434,220	31,031,192

Non-current liabilities
Long-term debt	22,963,363	23,628,745
Other financial liabilities	435,594	394,497
Retirement benefit liabilities	1,019,568	1,028,940
Deferred tax liabilities	1,659,433	1,744,667
Other non-current liabilities	1,210,260	1,289,883

Total non-current liabilities	27,288,217	28,086,732

Total liabilities	56,722,437	59,117,924

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	492,368	493,414
Retained earnings	35,841,218	37,061,816
Other components of equity	3,610,133	3,995,233
Treasury stock	(4,415,943)	(4,455,394)

Total Toyota Motor Corporation shareholders’ equity	35,924,826	37,492,119

Non-controlling interests	954,088	964,835

Total shareholders’ equity	36,878,913	38,456,954

Total liabilities and shareholders’ equity	93,601,350	97,574,878

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

2. Unaudited Condensed Semi-Annual Consolidated Statement of Income and

 Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

 Unaudited Condensed Semi-Annual Consolidated Statement of Income

	Yen in millions
	For the first half ended September 30, 2024	For the first half ended September 30, 2025
Sales revenues
Sales of products	21,263,215	22,324,109
Financial services	2,019,235	2,306,644

Total sales revenues	23,282,450	24,630,753

Costs and expenses
Cost of products sold	17,134,152	19,001,590
Cost of financial services	1,281,362	1,464,512
Selling, general and administrative	2,402,719	2,158,959

Total costs and expenses	20,818,233	22,625,061

Operating income	2,464,217	2,005,692

Share of profit (loss) of investments accounted for using the equity method	264,315	272,624
Other finance income	270,945	292,746
Other finance costs	(53,694)	(25,010)
Foreign exchange gain (loss), net	(226,811)	(52,787)
Other income (loss), net	13,097	(15,138)

Income before income taxes	2,732,069	2,478,127

Income tax expense	866,418	632,993

Net income	1,865,651	1,845,135

Net income attributable to
Toyota Motor Corporation	1,907,113	1,773,426
Non-controlling interests	(41,462)	71,709

Net income	1,865,651	1,845,135

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	142.15	136.07

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2024	For the first half ended September 30, 2025
Net income	1,865,651	1,845,135
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	58,283	391,463
Remeasurements of defined benefit plans	(5,209)	(9,750)
Share of other comprehensive income of equity method investees	(51,348)	(13,531)

Total of items that will not be reclassified to profit (loss)	1,726	368,181

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(512,676)	182,985
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	83,151	27,957
Share of other comprehensive income of equity method investees	176,539	(76,123)

Total of items that may be reclassified subsequently to profit (loss)	(252,986)	134,819

Total other comprehensive income, net of tax	(251,260)	503,001

Comprehensive income	1,614,391	2,348,135

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,653,798	2,258,145
Non-controlling interests	(39,407)	89,990

Comprehensive income	1,614,391	2,348,135

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

3. Unaudited Condensed Semi-Annual Consolidated Statement of Changes in Equity

For the first half ended September 30, 2024

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income	—	—	1,907,113	—	—	1,907,113	(41,462)	1,865,651
Other comprehensive income, net of tax	—	—	—	(253,316)	—	(253,316)	2,055	(251,260)

Total comprehensive income	—	—	1,907,113	(253,316)	—	1,653,798	(39,407)	1,614,391

Transactions with owners and other
Dividends paid	—	—	(606,338)	—	—	(606,338)	(94,686)	(701,024)
Repurchase of treasury stock	—	—	—	—	(903,464)	(903,464)	—	(903,464)
Reissuance of treasury stock	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other	—	1,303	—	—	—	1,303	13,896	15,200

Total transactions with owners and other	—	707	(1,333,602)	—	(173,381)	(1,506,276)	(80,790)	(1,587,065)

Reclassification to retained earnings	—	—	248,256	(248,256)	—	—	—	—

Balances at September 30, 2024	397,050	492,509	33,617,132	4,002,185	(4,140,363)	34,368,513	898,150	35,266,663

For the first half ended September 30, 2025
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2025	397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

Comprehensive income
Net income	—	—	1,773,426	—	—	1,773,426	71,709	1,845,135
Other comprehensive income, net of tax	—	—	—	484,719	—	484,719	18,281	503,001

Total comprehensive income	—	—	1,773,426	484,719	—	2,258,145	89,990	2,348,135

Transactions with owners and other
Dividends paid	—	—	(652,446)	—	—	(652,446)	(95,069)	(747,515)
Repurchase of treasury stock	—	—	—	—	(39,959)	(39,959)	—	(39,959)
Reissuance of treasury stock	—	1,358	—	—	508	1,866	—	1,866
Equity transactions and other	—	(312)	—	—	—	(312)	15,826	15,514

Total transactions with owners and other	—	1,046	(652,446)	—	(39,451)	(690,852)	(79,242)	(770,095)

Reclassification to retained earnings	—	—	99,619	(99,619)	—	—	—	—

Balances at September 30, 2025	397,050	493,414	37,061,816	3,995,233	(4,455,394)	37,492,119	964,835	38,456,954

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

4. Unaudited Condensed Semi-Annual Consolidated Statement of Cash Flows

	Yen in millions
	For the first half ended September 30, 2024	For the first half ended September 30, 2025
Cash flows from operating activities
Net income	1,865,651	1,845,135
Depreciation and amortization	1,127,964	1,131,414
Interest income and interest costs related to financial services, net	(392,225)	(392,440)
Share of profit (loss) of investments accounted for using the equity method	(264,315)	(272,624)
Income tax expense	866,418	632,993
Changes in operating assets and liabilities, and other	(1,011,456)	(232,255)
Interest received	1,324,780	1,339,585
Dividends received	492,691	295,880
Interest paid	(747,311)	(805,043)
Income taxes paid, net of refunds	(1,445,020)	(598,035)

Net cash provided by (used in) operating activities	1,817,177	2,944,609

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(848,071)	(957,692)
Additions to equipment leased to others	(1,944,559)	(1,405,941)
Proceeds from sales of fixed assets excluding equipment leased to others	21,125	15,008
Proceeds from sales of equipment leased to others	1,169,262	686,709
Additions to intangible assets	(140,020)	(151,495)
Additions to public and corporate bonds and stocks	(2,331,054)	(1,233,188)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	2,156,345	1,919,732
Other, net	(1,168,778)	(2,390,660)

Net cash provided by (used in) investing activities	(3,085,752)	(3,517,528)

Cash flows from financing activities
Increase (decrease) in short-term debt	(27,289)	(249,899)
Proceeds from long-term debt	6,559,072	6,061,836
Payments of long-term debt	(5,232,659)	(5,404,003)
Dividends paid to Toyota Motor Corporation common shareholders	(606,338)	(652,446)
Dividends paid to non-controlling interests	(94,686)	(95,069)
Reissuance (repurchase) of treasury stock	(903,464)	(39,959)
Other, net	15,611	17,474

Net cash provided by (used in) financing activities	(289,752)	(362,065)

Effect of exchange rate changes on cash and cash equivalents	(222,277)	65,502

Net increase (decrease) in cash and cash equivalents	(1,780,603)	(869,482)

Cash and cash equivalents at beginning of period	9,412,060	8,982,404

Cash and cash equivalents at end of period	7,631,457	8,112,922

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

5. Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

(1) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

(2) Segment information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment operating results

For the first half ended September 30, 2024:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	20,986,201	2,019,235	277,014	—	23,282,450
Inter-segment revenues and transfers	105,979	23,777	376,325	(506,081)	—

Total	21,092,180	2,043,012	653,339	(506,081)	23,282,450
Operating expenses	19,024,419	1,710,524	579,260	(495,969)	20,818,233

Operating income	2,067,761	332,488	74,080	(10,112)	2,464,217

For the first half ended September 30, 2025:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	22,000,056	2,306,644	324,053	—	24,630,753
Inter-segment revenues and transfers	100,504	23,689	411,793	(535,985)	—

Total	22,100,559	2,330,333	735,846	(535,985)	24,630,753
Operating expenses	20,615,083	1,879,874	666,986	(536,882)	22,625,061

Operating income	1,485,476	450,459	68,861	896	2,005,692

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed semi-annual consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

(iii) Geographic information

For the first half ended September 30, 2024:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,112,835	9,352,535	2,795,866	3,921,657	2,099,556	—	23,282,450
Inter-segment revenues and transfers	5,428,655	172,854	93,251	548,410	20,906	(6,264,076)	—

Total	10,541,491	9,525,389	2,889,117	4,470,067	2,120,463	(6,264,076)	23,282,450
Operating expenses	9,019,053	9,411,613	2,673,166	3,979,639	1,979,862	(6,245,100)	20,818,233

Operating income	1,522,438	113,776	215,951	490,428	140,601	(18,977)	2,464,217

For the first half ended September 30, 2025:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,155,251	10,284,525	3,039,153	3,895,951	2,255,874	—	24,630,753
Inter-segment revenues and transfers	5,358,041	183,985	107,361	555,573	71,331	(6,276,291)	—

Total	10,513,292	10,468,510	3,146,514	4,451,524	2,327,204	(6,276,291)	24,630,753
Operating expenses	9,396,132	10,536,375	2,945,768	4,007,238	2,125,276	(6,385,728)	22,625,061

Operating income (loss)	1,117,161	(67,865)	200,746	444,285	201,928	109,436	2,005,692

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where Toyota Motor Corporation or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2026 Semi-Annual Financial Summary

(iv) Sales revenues by location of external customers

	Yen in millions
	For the first half ended September 30,
	2024	2025
Japan	3,674,817	3,739,050
North America	9,366,010	10,321,494
Europe	2,717,418	3,004,242
Asia	3,955,029	3,865,728
Other	3,569,176	3,700,239

Total	23,282,450	24,630,753

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Supplemental Material for Financial Results for FY2026 First Half (Consolidated)

< IFRS >

	FY2025												FY2026						FY2026
	1Q (2024/4-6)		2Q (2024/7-9)		First Half 6 months (2024/4-9)		3Q (2024/10-12)		4Q (2025/1-3)		12 months (‘24/4-‘25/3)		1Q (2025/4-6)		2Q (2025/7-9)		First Half 6 months (2025/4-9)		Forecast 12 months (‘25/4-‘26/3)
Vehicle Production (thousands of units)	2,186		2,217		4,403		2,312		2,334		9,049		2,301		2,321		4,622
(Japan) –including Daihatsu & Hino	901		991		1,893		1,052		1,056		4,000		994		1,013		2,007
[Daihatsu & Hino]	[141	]	[219	]	[359	]	[205	]	[200	]	[764	]	[210	]	[211	]	[422	]
(Overseas) –including Daihatsu & Hino	1,285		1,226		2,511		1,260		1,278		5,049		1,306		1,308		2,615
[Daihatsu & Hino]	[106	]	[122	]	[228	]	[122	]	[108	]	[458	]	[86	]	[101	]	[188	]
North America	523		445		968		467		522		1,958		557		524		1,081
Europe	215		181		396		206		208		811		197		185		382
Asia	434		466		900		455		434		1,790		423		466		888
Central and South America	87		100		187		101		83		370		101		97		197
Africa	26		33		59		31		31		120		30		37		67
Vehicle Sales (thousands of units)	2,252		2,304		4,556		2,444		2,362		9,362		2,411		2,372		4,783		9,800
(Japan) –including Daihatsu & Hino	421		517		939		516		536		1,991		481		488		970		2,080
[Daihatsu & Hino]	[ 84	]	[136	]	[220	]	[129	]	[136	]	[485	]	[130	]	[134	]	[264	]	[580	]
(Overseas) –including Daihatsu & Hino	1,830		1,787		3,617		1,929		1,826		7,372		1,930		1,883		3,813		7,720
[Daihatsu & Hino]	[61	]	[65	]	[126	]	[60	]	[55	]	[ 240	]	[48	]	[48	]	[96	]	[220	]
North America	705		643		1,348		695		660		2,703		794		739		1,533		2,960
Europe	291		256		547		318		306		1,172		298		275		573		1,240
Asia	436		469		905		473		460		1,838		421		432		853		1,840
Central and South America	114		134		248		127		119		495		129		132		261		490
Oceania	82		71		153		80		77		309		78		76		154		280
Africa	49		56		106		60		58		224		60		77		138		290
Middle East	151		157		308		172		143		622		147		151		298		620
Other	2		2		4		2		2		8		2		1		3
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,636		2,737		5,373		2,922		2,715		11,011		2,829		2,814		5,643		11,300

Supplemental 1

Supplemental Material for Financial Results for FY2026 First Half (Consolidated)

< IFRS >

	FY2025						FY2026				FY2026
	1Q (2024/4-6)	2Q (2024/7-9)	First Half 6 months (2024/4-9)	3Q (2024/10-12)	4Q (2025/1-3)	12 months (‘24/4-’25/3)	1Q (2025/4-6)	2Q (2025/7-9)	First Half 6 months (2025/4-9)		Forecast 12 months (‘25/4-’26/3)
Foreign Exchange Rates
Yen to US Dollar Rate	156	150	153	152	153	153	145	147	146		as premise: 146
Yen to Euro Rate	168	164	166	163	161	164	164	172	168		as premise: 169
Number of Employees	384,954	384,158	384,158	384,338	383,853	383,853	389,144	390,024	390,024	(Note 1)
Sales Revenues (billions of yen)	11,837.8	11,444.5	23,282.4	12,391.0	12,363.1	48,036.7	12,253.3	12,377.4	24,630.7		49,000.0
Geographic Information
Japan	5,224.0	5,317.3	10,541.4	5,764.8	5,552.7	21,859.0	5,210.7	5,302.5	10,513.2
North America	5,002.4	4,522.9	9,525.3	4,876.1	4,898.7	19,300.3	5,314.2	5,154.2	10,468.5
Europe	1,509.0	1,380.1	2,889.1	1,630.5	1,793.7	6,313.4	1,561.6	1,584.8	3,146.5
Asia	2,231.7	2,238.2	4,470.0	2,323.3	2,194.6	8,988.0	2,134.3	2,317.1	4,451.5
Other	1,053.8	1,066.6	2,120.4	1,235.0	1,165.7	4,521.2	1,127.4	1,199.7	2,327.2
Elimination	-3,183.2	-3,080.7	-6,264.0	-3,438.8	-3,242.5	-12,945.5	-3,095.1	-3,181.1	-6,276.2
Business Segment
Automotive	10,759.7	10,332.4	21,092.1	11,249.0	10,858.6	43,199.8	11,039.6	11,060.8	22,100.5
Financial Services	1,005.3	1,037.6	2,043.0	1,022.9	1,415.2	4,481.1	1,136.1	1,194.2	2,330.3
All Other	315.6	337.6	653.3	393.0	400.7	1,447.1	342.8	392.9	735.8
Elimination	-242.8	-263.2	-506.0	-273.8	-311.4	-1,091.4	-265.3	-270.6	-535.9
Operating Income (billions of yen)	1,308.4	1,155.7	2,464.2	1,215.2	1,116.0	4,795.5	1,166.1	839.5	2,005.6		3,400.0
(Operating Income Ratio) (%)	(11.1)	(10.1)	(10.6)	(9.8)	(9.0)	(10.0)	(9.5)	(6.8)	(8.1)		(6.9)
Geographic Information
Japan	881.2	641.1	1,522.4	814.6	814.0	3,151.1	645.0	472.1	1,117.1
North America	85.0	28.7	113.7	58.3	-63.3	108.8	-21.1	-46.7	-67.8
Europe	124.6	91.2	215.9	157.1	42.4	415.5	96.9	103.7	200.7
Asia	245.9	244.4	490.4	194.8	211.2	896.5	215.7	228.5	444.2
Other	41.7	98.8	140.6	39.0	72.9	252.6	94.0	107.8	201.9
Elimination	-70.2	51.3	-18.9	-48.8	38.7	-29.0	135.4	-26.0	109.4
Business Segment
Automotive	1,117.9	949.8	2,067.7	1,006.1	866.3	3,940.2	911.4	574.0	1,485.4
Financial Services	159.7	172.7	332.4	163.7	187.2	683.5	222.2	228.2	450.4
All Other	40.7	33.2	74.0	50.5	56.5	181.1	37.4	31.3	68.8
Elimination	-9.9	-0.1	-10.1	-5.2	5.9	-9.4	-5.0	5.8	0.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	164.9	99.3	264.3	190.4	136.4	591.2	141.0	131.5	272.6		550.0
Income before Income Taxes (billions of yen)	1,872.2	859.8	2,732.0	2,698.0	984.4	6,414.5	1,252.1	1,225.9	2,478.1		4,180.0
(Income before Income Taxes Ratio) (%)	(15.8)	(7.5)	(11.7)	(21.8)	(8.0)	(13.4)	(10.2)	(9.9)	(10.1)		(8.5)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	1,333.3	573.7	1,907.1	2,193.2	664.6	4,765.0	841.3	932.0	1,773.4		2,930.0
(Net Income Ratio) (%)	(11.3)	(5.0)	(8.2)	(17.7)	(5.4)	(9.9)	(6.9)	(7.5)	(7.2)		(6.0)
Dividends
Cash Dividends (billions of yen)	—	525.9	525.9	—	652.4	1,178.4	—	586.5	586.5	(Note 2)
Cash Dividends per Share (yen)	—	40	40	—	50	90	—	45	45		95
Payout Ratio (%)	—	28.1	28.1	—	22.8	25.0	—	33.0	33.0		42.2
Value of Shares Repurchased (billions of yen)[actual purchase]	18.9	884.4	903.4	142.2	133.2	1,179.0	39.9	—	39.9	(Note 3)
Value of Shares Repurchased (billions of yen) [based on resolution]	—	199.9	199.9	—	—	199.9	3,208.5	—	3,208.5	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987

Supplemental 2

Supplemental Material for Financial Results for FY2026 First Half (Consolidated)

< IFRS >

	FY2025						FY2026				FY2026
	1Q (2024/4-6)	2Q (2024/7-9)	First Half 6 months (2024/4-9)	3Q (2024/10-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)	1Q (2025/4-6)	2Q (2025/7-9)	First Half 6 months (2025/7-9)		Forecast 12 months (‘25/4-‘26/3)
R&D Expenses (billions of yen)	304.6	334.9	639.5	336.8	350.0	1,326.4	355.8	354.4	710.3		1,420.0	(Note 5)
Depreciation Expenses (billions of yen)	352.3	335.4	687.7	335.3	337.4	1,360.5	327.5	344.3	671.9		1,500.0	(Note 6)
Geographic Information
Japan	148.6	141.8	290.5	143.9	150.1	584.5	143.5	155.5	299.1
North America	120.4	114.8	235.3	112.8	114.6	462.7	108.7	109.4	218.2
Europe	23.4	25.6	49.1	25.7	22.1	96.9	23.3	25.9	49.3
Asia	48.3	43.0	91.4	42.9	42.8	177.1	42.7	43.1	85.9
Other	11.4	9.9	21.4	9.9	7.7	39.0	9.2	10.1	19.3
Capital Expenditures (billions of yen)	368.0	443.1	811.1	558.7	764.9	2,134.8	392.4	530.4	922.8		2,300.0	(Note 6)
Geographic Information
Japan	163.2	198.7	361.9	255.4	409.1	1,026.6	193.8	254.4	448.3
North America	115.9	173.4	289.4	184.6	204.6	678.7	125.4	165.2	290.6
Europe	17.4	10.7	28.1	15.0	31.3	74.4	18.8	17.5	36.3
Asia	52.6	30.6	83.3	65.8	58.2	207.4	28.5	62.1	90.6
Other	18.6	29.5	48.1	37.8	61.5	147.5	25.8	31.0	56.8
Total Liquid Assets (billions of yen)	15,585.7	15,404.1	15,404.1	16,366.2	16,702.4	16,702.4	17,016.3	17,709.5	17,709.5	(Note 7)
Total Assets (billions of yen)	94,037.3	89,169.2	89,169.2	94,674.4	93,601.3	93,601.3	93,468.1	97,574.8	97,574.8
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	35,737.7	34,368.5	34,368.5	35,910.2	35,924.8	35,924.8	36,040.2	37,492.1	37,492.1
Return on Equity (%)						13.6
Return on Asset (%)						5.2
Number of Consolidated Subsidiaries (including Structured Entities)						585
Number of Associates and Joint Ventures Accounted for Using the Equity Method						165

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2026 (billions of yen, approximately)	2Q (2025/7-9)	First Half 6 months (2025/4-9)
Marketing Efforts	385.0	645.0
Effects of Changes in Exchange Rates	-225.0	-390.0
Cost Reduction Efforts	-55.0	-70.0
From Engineering	-70.0	-110.0
From Manufacturing and Logistics	15.0	40.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-705.0	-1,075.0
Other	283.8	431.5
(Changes in Operating Income)	-316.2	-458.5
Non-operating Income	682.3	204.5
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	32.2	8.3
Income tax expense, Net Income Attributable to Non-controlling Interests	-7.8	120.2
(Changes in Net Income Attributable to Toyota Motor Corporation)	358.3	-133.6

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

States the maximum value of shares resolved to be repurchased if before the completion of the repurchase period, or the actual purchase price of shares repurchased pursuant to that resolution if after the completion of the repurchase period.

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3